(Translation)

                                                                     May 9, 2007

To Whom It May Concern:

                               Company Name: TOYOTA MOTOR CORPORATION
                               Name and Title of Representative:
                                        Katsuaki Watanabe, President
                               (Code Number: 7203
                                        Securities exchanges throughout Japan)
                               Name and Title of Contact Person:
                                        Takuo Sasaki
                                        General Manager, Accounting Division
                               (Telephone Number: 0565-28-2121)


              Notice Concerning Election of the Accounting Auditor
              ----------------------------------------------------

Toyota Motor Corporation ("TMC") hereby announces that, at the meeting of the Board of Directors held today, the Board of Directors resolved to propose the agenda "Election of Accounting Auditor" at the 103rd Ordinary General Shareholders' Meeting to be held on June 22, 2007, as described below.

The Board of Corporate Auditors has consented to the submission of the aforementioned agenda at the 103rd Ordinary General Shareholders' Meeting.

1.   Reason for Election

     ChuoAoyama PricewaterhouseCoopers (currently, MISUZU Audit Corporation), which was formerly the Accounting Auditor of TMC, was ordered by the Financial Services Agency to suspend its business for a period of two months from July 1, 2006 to August 31, 2006 and lost its qualification as an accounting auditor. Accordingly, pursuant to the resolution adopted at the meeting of the Board of Corporate Auditors held on August 4, 2006, TMC elected PricewaterhouseCoopers Aarata as its temporary Accounting Auditor under the Corporation Act of Japan and it has been the temporary Accounting Auditor up to present.

     Taking into account the quality, independence and continuity of the audit as well as the efficiency of PricewaterhouseCoopers Aarata, TMC considers PricewaterhouseCoopers Aarata eligible to be its Accounting Auditor, and appoints PricewaterhouseCoopers Aarata as its Accounting Auditor.

2.   Name and address of the Accounting Auditor Candidate

     Name:       PricewaterhouseCoopers Aarata

     Location:   East Tower, Sumitomo Fudosan Mita Twin Building 2-8,
                 Shibaura 4-chome, Minato-ku, Tokyo

3.   Proposed Date of Engagement

     June 22, 2007 (proposed date of the 103rd Ordinary General Shareholders' Meeting of TMC)